EXHIBIT 12
DOLE FOOD COMPANY, INC.
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(In thousands, except for ratio data)

	Fiscal Years Ended
	January 2,		January 3,		December 29,		December 30,		December 31,
	2010		2009		2007		2006		2005
Income (loss) from continuing operations before income taxes and equity earnings	$97,670		$92,522		$(36,194)		$(16,421)		$86,715
Distributed income of equity method investees	180		271		439		1,478		2,040
Fixed charges from continuing operations	272,259		242,064		250,758		225,162		185,122

Earnings available for fixed charges	$370,109		$334,857		$215,003		$210,219		$273,877

Fixed charges from continuing operations:
Interest expense	$196,789		$169,799		$190,129		$169,719		$134,926
Amortization of debt expense and discounts	8,926		4,686		4,722		4,996		7,526
Assumed interest element included in rent expense	66,544		67,579		55,907		50,447		42,670

Total fixed charges from continuing operations	$272,259		$242,064		$250,758		$225,162		$185,122

Ratio of earnings to fixed charges (A)	1.36	X	1.38	X	0.86	X	0.93	X	1.48	X

(A)	Due to Dole’s loss from continuing operations in both 2007 and 2006, the ratio of earnings to fixed charges was less than 1:1. Dole would have needed to generate additional earnings of $35.8 million and $14.9 million to achieve a coverage ratio of 1:1 for 2007 and 2006, respectively.